JAVELIN Mortgage Investment Corp.
3001 Ocean Drive, Suite 201
Vero Beach, FL 32963

February 12, 2013

VIA EDGAR AND FAX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Mortgage Investment Corp.
Registration Statement on Form S-11 (File No. 333-186256)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), JAVELIN Mortgage Investment Corp. (the "Company"), requests that the effectiveness of the Registration Statement referenced above be accelerated so that the Registration Statement may become effective at 2:00 p.m. (Eastern Standard Time) on February 14, 2013, or as soon as possible thereafter.

As requested the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

•
the Company may not assert the staff's comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, JAVELIN Mortgage Investment Corp. /s/ James R. Mountain
James R. Mountain Chief Financial Officer

cc:	Thomas Kluck
Duc Dang